American Realty Capital Trust V, Inc.

405 Park Avenue

New York, New York 10022

April 3, 2013

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Michael McTiernan

Re:	American Realty Capital Trust V, Inc. File No. 333-187092

Dear Mr. McTiernan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Trust V, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective on April 4, 2012, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

American Realty Capital Trust V, Inc.

_/s/ Nicholas S. Schorsch

Nicholas S. Schorsch

Chief Executive Officer

Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 3, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:	American Realty Capital Trust V, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed March 22, 2013 File No. 333-187092

Dear Mr. McTiernan:

On behalf of our client, American Realty Capital Trust V, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 3, 2013, with respect to the registration statement on Form S-11 filed by the Company with the Commission on March 6, 2013 (File No. 333-187092) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on March 22, 2013.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Table I: Experience in Raising and Investing Funds, page A-2

1.	Please tell us your basis for removing American Realty Capital New York Recovery REIT, Phillips Edison – ARC Shopping Center REIT and American Realty Capital Healthcare Trust from your included disclosure.

Please note that American Realty Capital New York Recovery REIT, Phillips Edison – ARC Shopping Center REIT and American Realty Capital Healthcare Trust (none of which programs has closed) were removed from the included disclosure based on the instructions to Table I contained in Guide 5, which states that information only for programs that have closed in the most recent three years should be included. Additionally, the removal of the three above-referenced programs from Table I is consistent with guidance from the Staff received on other registrations, as well as our undertakings made to the Staff to update the performance tables.

Please note that the Company intends to request acceleration of the effective date of the pending Registration Statement. Attached please find the Company’s acceleration request including the required acknowledgements.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.